EXHIBIT (a)(1)(iii)

To Holders of Series 19 Beneficial Assignee Certificates in Boston Capital Tax Credit Fund III L.P.

Re: Offer to Purchase for Series 19 Beneficial Assignee Certificates for $1.00 each

Dear BAC Holder:

Enclosed is an Offer To Purchase of up to 770,000 Beneficial Assignee Certificates (“BACs”) evidencing the beneficial interest of an assignee in the Series 19 Limited Partnership Interests of Boston Capital Tax Credit Fund III L.P. (the “Partnership”) at a cash purchase price of $1.00 per BAC, without interest, less the amount of distributions made to you after the date of the offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $150 per trade.

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•	Higher Price - the price offered is three times higher than the last known offer price we are aware of for $.30 per BAC in November 2005.

•	The Partnership has indicated there are $.07 of tax credits remaining after 2006.

•	The cash purchase price plus the estimated value of the current year tax loss totals $4.24.[1] BAC Holders who sell will receive an accelerated tax year benefit.

•
The BACs are illiquid. According to information we obtained from Direct Investments Spectrum and other mini-tenders we are aware of, trades during the past two years have ranged from $.30 per BAC to $6.25 per BAC. The Offer allows BAC Holders to dispose of their BACs without incurring the sales commissions (typically up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•
Sale of all your BACs will not result in the loss of tax credits previously taken. BAC Holders who sell all of their BACs will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of BACs.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The Offer is scheduled to expire on Monday, March 6, 2006. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your BACs, please contact us at (816) 877-0892.

Very truly yours,

Paco Development, L.L.C.

January 27, 2006

1 Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each BAC Holder should check with their tax advisor as individual tax rates and circumstances will vary.